Exhibit 99.1

Crown LNG Holdings AS, a Leading Provider of Offshore LNG Liquefaction and
Regasification Terminal Infrastructure Solutions for Harsh Weather Locations, To Go
Public via Business Combination with Catcha Investment Corp

●	Crown LNG Holdings AS (“Crown” or the “Company”), a leading provider of offshore liquefied natural gas (“LNG”) liquefaction and regasification terminal infrastructure for harsh weather locations, has entered into a business combination agreement with Catcha Investment Corp (“CHAA” or “Catcha”) (NYSE American: CHAA). The combined company intends to apply to list its shares on the New York Stock Exchange under the ticker symbol “CGBS”

●	Crown designs and plans to own and operate all-weather LNG liquefaction and regasification terminals, utilizing both bottom-fixed, gravity based structures (“GBS”) and floating storage and regasification units (“FSRU”)

●	Global demand for LNG is expected to increase from 351 million tons per annum (mtpa) in 2020 to approximately 570 mtpa by 2030, a 62% increase in a decade, driven by energy security concerns and the use of natural gas as a transition fuel across both developed markets as well as under-served developing markets

●	Crown is well positioned to take advantage of this significant LNG demand growth given the advantages of offshore LNG import and export facilities over onshore facilities with regard to regulatory demands, environmental impact, security requirements and overall cost

●	GBS applications extend beyond LNG to hydrogen, ammonia and power, extending Crown’s global addressable market

●	Since 2016, Crown has been developing its first two anchor projects in Kakinada, India and Grangemouth, Scotland; the Company has over 21 additional targets in its pipeline of under-served harsh-weather markets

●	Crown’s senior management team has 100+ years of combined industry experience with deep capabilities in oil and gas project management, multinational expansion and energy production

●	Pro forma implied enterprise value of the combined company will be approximately USD $685 million. The transaction, forecasted to be completed during the fourth quarter of 2023, is expected to provide $50 million of capital, with net proceeds going to fund both the Kakinada and Grangemouth projects to final investment decision (FID)

SINGAPORE & OSLO, NORWAY August 3, 2023 – Crown LNG Holdings AS, a leading provider of LNG liquefaction and regasification terminal technologies for harsh weather locations, and Catcha Investment Corp (NYSE American: CHAA), a publicly traded special purpose acquisition company, today announced a definitive agreement for a business combination that would result in Crown becoming a U.S. publicly listed company. The combined company, named Crown LNG Holdings Limited (“PubCo”), intends to apply to list its shares on the New York Stock Exchange under the new ticker symbol “CGBS”.

Founded with a vision to secure stable energy supplies to growth markets exposed to harsh weather conditions, Crown designs and plans to own and operate offshore LNG terminals in locations where onshore facilities are not feasible or desirable for reasons of harsh weather, safety, cost, or environmental impact.

Crown is active in the two critical parts of the LNG value chain: (1) liquefaction, where natural gas from producers is supercooled to a liquid for transport by ship as LNG, and (2) regasification, where the LNG is turned back into gas and delivered to consumers and businesses as natural gas. With expertise in both areas, Crown has the potential to enable stable, secure, year-round LNG supplies to growing markets and locations exposed to harsh weather conditions. In doing so, the Company aims to expand the global market for LNG (particularly LNG supplied from the U.S.) and contribute to lower carbon emissions in markets it serves by replacing coal with LNG. Crown’s bottom-fixed, gravity based structure (“GBS”) design also is expected to ensure lower cost and a reduced environmental footprint versus a comparable land-based LNG terminal alternative.

“This business combination with Catcha is a transformative step for accelerating Crown’s growth, with the aim to provide its investors with a stable, long-term return on their investment,” said Swapan Kataria, CEO of Crown. “Our targeted blue-chip potential customer base will reflect the strong and growing global demand for harsh weather LNG infrastructure allowing for year-round operation to enable the global energy transition and ensure energy security by facilitating access to reliable natural gas supplies, as well as hydrogen, ammonia and power. The capital raised in this transaction will further strengthen our ability to execute on our diversified project pipeline in India, the UK, Vietnam, Canada, and other global markets.”

Catcha’s Patrick Grove said, “Catcha is excited to be partnering with Crown today. The LNG market is being driven by strong market tailwinds, including rising energy security concerns and the increasing use of natural gas as a transition fuel with a tenth of the emissions of coal fired plants. Crown will help to enable LNG access for under-served markets which have been traditionally ignored by existing operators and at the same time benefit everyone in the ecosystem – customers, governments, producers and investors. There is clearly a massive addressable market and use case in regions which experience harsh weather conditions, and we strongly believe that Crown, with their deep industry experience and innovative culture, will be a leader in addressing that demand.”

Strong Growth in LNG Demand

Driven by the use of natural gas as a transition fuel to replace decommissioned coal infrastructure, as well as overall energy security concerns, global demand for LNG is anticipated to increase from 351 million tons per annum (mtpa) in 2020 to approximately 570 mtpa by 2030, an increase of more than 60%. At the same time, and as a result of this rapid and dramatic increase in demand, there is expected to be an LNG supply deficit of more than 40 mtpa by 2030.

Differentiated LNG Technology for Extreme Weather

To reduce the anticipated LNG supply shortfall, additional new facilities for both export and import of LNG are needed over the next decade, many of which will need to be located in geographies prone to extreme weather events. Crown’s GBS designs for both liquefaction and regasification offshore terminals are able to significantly reduce impacts and downtime resulting from extreme weather. This is accomplished through advanced facility design that improves on and replaces floating and land-based alternatives for liquefaction and regasification.

Crown’s GBS facilities are designed to rest directly on the seabed, after preparation and leveling. The rectangular concrete structure, built onshore in drydock, is then towed to location. A typical GBS contains two membrane tank compartments, which store the LNG temporarily after unloading, or prior to delivery onshore. This ‘LNG island’ offers greater reliability allowing operations year-round, including in harsh weather conditions, when compared with floating alternatives.

Bottom-fixed solutions for energy development have a nearly 50-year track record in the offshore energy sector, with the first regasification GBS coming online in 2009. Crown will construct its GBS facilities in partnership with Aker Solutions, the leader in offshore bottom-fixed facility development and construction, as well as technology provider Wärtsilä Gas Solutions and Siemens Energy.

India and Scotland Projects Advancing to FID

Currently, Crown is advancing development of two projects toward FID – Kakinada, on the east coast of India, and Grangemouth, in Scotland.

The Kakinada project, utilizing GBS facilities, directly supports the Indian government’s target of increasing natural gas in the country’s energy mix from approximately 7% today, to 15% by 2030. India’s gas demand is expected to double during the same period to 115 BCM, with growth coming from several sectors, including city gas distribution, petrochemicals, heavy industry, fertilizer and power generation. Crown’s Kakinada project is able to uniquely address this demand growth, having received a full-year, 365-day license to operate from the Indian government’s Ministry of Environment, Forest & Climate Change based on the Company’s stable GBS terminal design. Comparable floating solutions for LNG delivery on the east coast of India have been approved for operation for just 270 days per year.

Preliminary Front End Engineering and Design (“Pre-FEED”) studies for the Kakinada project have been completed by Crown’s international partners. The project will take advantage of existing onshore natural gas infrastructure in the country, including the East-West Pipeline, which has a capacity of 3 Bcf per day and connects Kakinada to Gujarat via Hyderabad.

The Company’s Grangemouth project, located on the east coast of Scotland, seeks to address the UK’s increasing drive for energy security post-Brexit and in the context of the Ukraine War’s impact on energy markets. Currently, the UK relies on just three facilities for LNG imports, which increased 74% from 2021 to 2022.

For the Grangemouth project, Crown has entered into an exclusivity agreement with GBTron Lands Limited for use of the proposed offshore site on the Forth River. A site study for the deepwater port with LNG vessel access has been completed, and Crown has begun the consenting process with the Scottish Government, which can be completed in as few as seven months. Existing power grid and gas grid access is available within ten miles of the proposed site location. The Company will employ FSRU technology for the Grangemouth project.

Transaction Overview

Catcha has agreed to combine with Crown through PubCo based on a pre-money valuation of Crown at approximately $600 million. The transaction is expected to provide $50 million of capital, with net proceeds going to fund both the Kakinada and Grangemouth projects to final investment decision (FID). The implied pro forma enterprise valuation of PubCo is expected to be approximately $685 million.

The Company has agreed to cause all of its shareholders to roll their interest into PubCo. Shareholders who are expected to represent approximately 90% of Crown’s equity before closing have already agreed to not sell any shares and contribute their shares in exchange for PubCo’s shares, which reflects the Company’s support for the combination and confidence in the go-forward prospects for the PubCo.

After the close of the transaction, the existing Crown leadership team will remain in place, and will continue to execute on the Company’s strategy.

The transaction has been unanimously approved by the Boards of Directors of CHAA and Crown. Completion of the proposed transaction is subject to customary closing conditions, and is anticipated to occur in the fourth quarter of 2023.

Additional information about the proposed transaction, including a copy of the business combination agreement and the investor presentation, will be provided in a Current Report on Form 8-K to be filed by CHAA with the U.S. Securities and Exchange Commission (the “SEC”) and made available at www.sec.gov.

Investor Conference Call

Catcha and Crown will host a joint investor conference call at 8:30 AM EDT, today, August 3, 2023, to discuss the proposed transaction. To listen to the prepared remarks live via telephone, please dial 1-888-886-7786 or 1-416-764-8658 and reference Catcha / Crown LNG. A telephone replay will be available via telephone by dialing 1-844-512-2921 and referencing Access ID 32635263. The replay will be available through February 3, 2024. A transcript of this conference call can also be found on Crown LNG’s webpage at: www.crownlng.com/investors and will be filed by CHAA with the SEC, which will be available at www.sec.gov.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), serves as exclusive financial advisor and lead capital markets advisor to Catcha. In partnership with CCM, WestOak Advisors serves as energy capital markets advisor to Catcha. Emerging Asia Capital Partners Co Ltd (“EACP”) serves as financial advisors to Crown. Goodwin Procter LLP serves as legal counsel to Catcha. Nelson Mullins Riley & Scarborough LLP serves as legal counsel to Crown.

About Crown LNG Holdings AS

Crown LNG Holdings AS is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and regasification plants, as well as associated green hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

About Catcha Investment Corp

Catcha Investment Corp (NYSE American: CHAA) is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Catcha is led by Chief Executive Officer Patrick Grove and Chief Financial Officer Wai Kit Wong, and is sponsored by Catcha Group, one of the earliest and most established new economy-focused investment groups in Southeast Asia and Australia.

Important Information and Where to Find It

In connection with the proposed transactions, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the proposed transactions and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the proposed transactions. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed transactions, as these materials will contain important information about the parties to the related transaction documents, Catcha and the Company. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the proposed transactions and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the proposed transactions. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Company’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the proposed transactions. A list of the names of such directors and executive officers and information regarding their interests in the proposed transactions will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, the Company’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Company and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Company, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the proposed transactions ; (6) the risk that the proposed transactions disrupts current plans and operations of Catcha or the Company as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions , which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed transactions ; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the proposed transactions expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or the Company undertakes any duty to update these forward-looking statements.

Investor Contacts

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media Contacts

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com